Exhibit 99.5

TMX, NYSE — HBM
2012 No. 15

Hudbay Releases Second Quarter 2012 Results

Highlights

•                  Operating cash flow before change in non-cash working capital was $66.1 million, a $4.3 million increase compared with the same period last year.

•                  Constancia copper mine receives board approval with full production now expected in the second quarter of 2015.

•                  Lalor ventilation shaft complete; initial ore production commenced in August.

Toronto, Ontario, August 14, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2012 financial results.  In the second quarter of 2012, Hudbay recorded a loss and loss per share of $30.4 million and $0.17 respectively, compared to a loss of $171.9 million and $0.97 respectively, in the second quarter of 2011. The loss in the second quarter of 2011 included an impairment loss of $212.7 million associated with the Fenix project. Results for the second quarter of 2012 were affected by the following significant items, which Hudbay does not view as part of its core operations:

	Pre-tax amount ($ millions)	After-tax amount ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustment related to junior mining investments	32.7	32.7	0.19
Effect of changes in expected applicable Peruvian tax rates	—	5.7	0.03
Constancia financing costs	4.8	3.4	0.02
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	2.6	0.02
Foreign exchange gains	(6.0)	(4.6)	(0.03)
Adjustments related to zinc inventory write-downs	(1.9)	(1.1)	(0.01)

Also affecting earnings in the second quarter of 2012 were provisional pricing adjustments in revenue totalling $14.5 million ($8.8 million after-tax, or $0.05 per share) as a result of the decline in copper, gold and silver prices during the quarter.

“The results from our operating mines have continued to perform within expectations, which we expect will enable us to meet our 2012 guidance,” said David Garofalo, Hudbay’s president and chief executive officer. “With Lalor beginning production, the recent approval of the construction of the Constancia copper mine and financing arrangements in place to help fund the construction of Constancia, Lalor and Reed, we expect significant metal production growth over the next three years.”

Financial and Operating Results

Total revenue for the second quarter of 2012 was $189.9 million. This amount is $57.0 million lower than the same quarter in 2011 due to lower realized metal prices and lower concentrate sales volumes, as 2011 results included the drawdown of accumulated excess inventory. Year-to-date revenue as of June 30, 2012 was $376.9 million, $47.3 million lower than the same period in 2011 as a result of lower prices.

At the 777 mine, second quarter 2012 ore production was in line with 2011 results. Operating costs per tonne of ore in the second quarter of 2012 were 12% higher as compared to the same period in 2011, primarily due to additional ground support requirements and the timing of maintenance. The Flin Flon concentrator’s operating cost per tonne of ore processed in the second quarter of 2012 was consistent with expectations and decreased by 11% compared with 2011, largely due to the timing of maintenance expenditures in the second quarter of 2011.

The Trout Lake mine closed as planned on June 29, 2012, with strong production and grades in the second quarter of 2012 as a result of successful pillar recovery operations. Total ore production at Chisel North for the second quarter of 2012 was 2% lower than the second quarter in 2011 due to the mining method used to extract ore from the pillars. Production at the Chisel North mine is expected to end in the third quarter of 2012.

Cash Flows

Operating cash flow before change in non-cash working capital in the second quarter of 2012 was $66.1 million, a $4.3 million increase compared with the same period last year and year-to-date 2012 operating cash flow before change in non-cash working capital was $108.4 million, reflecting an increase of $4.7 million from the same period in 2011. Results in the second quarter of 2011 included the drawdown of previously accumulated copper concentrate inventory and higher realized prices compared to the second quarter of 2012. Cash flows in the second quarter of 2012 included a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the new mine status ruling at the Lalor mine.

Cash and cash equivalents decreased by $189.0 million from December 31, 2011 to $710.1 million as at June 30, 2012. This decrease in cash and cash equivalents was mainly driven by $175.8 million in capital expenditures primarily relating to our Lalor and Constancia projects, $54.1 million of cash taxes paid and $17.2 million of dividend payments, offset by operating cash flow.

Lalor Starts Production

Hudbay’s board of directors previously approved $704 million in capital spending to construct its wholly-owned Lalor project near Snow Lake, Manitoba. The company has spent approximately $277 million on the project to June 30, 2012 and has entered into an additional $91.4 million in commitments for the project. Costs remain on budget.

During the second quarter of 2012, Hudbay completed the main ventilation shaft sinking. The company now has air flow on the 810 and 840 metre level breakthroughs. With the ventilation shaft complete, Hudbay is able to hoist up to 1,500 tonnes of ore and waste per day. The ore will be processed at the nearby Snow Lake concentrator until completion of the production shaft and new concentrator expected in late 2014. The first full year of production from the production shaft is expected in 2015.

Basic engineering for the new concentrator is 80% complete. Hudbay has placed orders for the surface crusher and the SAG and ball mills. Site geotechnical work is complete, and the company is finalizing the final site levelling required for the concentrator footprint. The production shaft is currently sunk to the 200 metre level and is 20% complete relative to its planned depth of 985 metres. All other surface infrastructure is essentially complete and underground development is well advanced. The installation of a new copper circuit at the Snow Lake concentrator to facilitate processing of Lalor ore is currently underway and commissioning is planned for September 2012.

Hudbay has completed the access ramp from the Chisel North mine to Lalor. During the second quarter, underground development and construction work has been ongoing on the 795, 810, 825 and 840 metre levels.

Reed Copper Project Development Progressing on Schedule

During the second quarter, Hudbay’s focus for its 70% owned Reed copper project in Manitoba was preparation of the site for portal development. The project is on schedule as Hudbay commenced the trench excavation in June 2012. Hudbay has also completed the site leveling for the mechanical shop and warehouse office, changehouse and parking lot pads, as well as camp expansions to accommodate the workforce for the development stage of the project. Materials and equipment from the Trout Lake mine have begun arriving at site, and Hudbay has ordered new mobile equipment and compressors for delivery in the third quarter of 2012. Hudbay has also issued tenders for the mechanical shop and warehouse.

Hudbay expects initial production at the Reed copper project by the fourth quarter of 2013 and anticipate ramp-up to full production of approximately 1,300 tonnes per day by the first quarter of 2014.

Constancia Expected to Begin Full Production in the Second Quarter of 2015

On August 8, 2012, Hudbay’s board of directors approved the development and construction of the Constancia copper mine in Peru.

Based on the project’s capital cost estimate of US$1.5 billion, the Constancia mine is estimated to generate an unlevered internal rate of return of 14.5% and a net present value of C$571 million, assuming a discount rate of 8.0% and long-term copper prices of US$2.75/lb.

The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015. This timeline to completion is shorter than previously forecast and reflects the progress that has been made in the past year at the project in front-end engineering and design, permitting and community relations.

Front-end engineering and design work at Constancia is now complete. The principal beneficiation concession (construction permit) was granted in June 2012 and other required permits are expected in the ordinary course. Site activity to date has included the completion of a 660 bed construction camp, mobilization of the EPCM and civil works contractors and the ongoing construction of homes for the 14 families that are scheduled to be moved from the project site later this year. The remaining 22 families are scheduled to be relocated next year.  Hydrogeological and geotechnical drilling is continuing and is scheduled to be completed by the end of August 2012.

For additional information on Constancia, refer to Hudbay’s press release entitled “Hudbay Begins Construction of Constancia Copper Mine in Peru and Announces Precious Metals Stream Transaction” dated August 8, 2012 available at www.sedar.com.

Key Financial Results

	Three Months Ended June 30			Six Months Ended June 30
($000s except per share amounts)	2012	2011		2012	2011
Revenue	189,858	246,823		376,896	424,168
(Loss) profit before tax	(725)	67,368		23,854	101,739
(Loss) profit from continuing operations	(30,440)	41,092		(22,470)	56,962
Basic and diluted earnings per share(1)	(0.17)	(0.97)		(0.12)	(0.92)
(Loss) profit for the period	(30,440)	(171,878)		(22,470)	(156,791)
Operating cash flow(2)	66,138	61,826		108,383	103,689
Operating cash flow per share(2),(3)	0.38	0.36		0.63	0.63
Cash and cash equivalents	710,061	899,077	(4)	710,061	899,077	(4)
Total assets	2,514,815	2,448,820	(4)	2,514,815	2,448,820	(4)

(1) Attributable to owners of the company

(2) Before change in non-cash working capital.

(3) Refer to “Non-IFRS measures” at the conclusion of this press release.

(4)As at December 31, 2011

Non-IFRS Measures

Operating cash flow per share is included in this press release because the Company believes that this measure helps an investor to assess Hudbay’s performance and evaluate changes in cash flow while taking into account changes in shares outstanding. This measure does not have a meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and six months ended June 30, 2012 and June 30, 2011.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s except share and per share amounts)	2012	2011	2012	2011
Operating cash flow before change in non-cash working capital	66,138	61,826	108,383	103,689
Weighted average shares outstanding	171,956,835	171,381,834	171,950,593	163,737,799
Operating cash flow per share	0.38	0.36	0.63	0.63

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HBMQ2MDA2012.pdf

Financial Statements:

http://media3.marketwire.com/docs/HBMQ2FS2012.pdf

Conference Call and Webcast

Date:	Wednesday, August 15, 2012

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4551267#

The conference call replay will be available until midnight (Eastern Time) on August 29, 2012. An archived audio webcast of the call also will be available on Hudbay’s website.

Forward-Looking Information

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this press release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this press release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, production forecasts, development plans for our Constancia, Lalor and Reed projects, capital cost estimates, continued production at our 777 and Chisel North mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated timing of our projects and events that may affect our projects, anticipated effect of external factors on revenue, such as commodity prices, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of reagents for our concentrators;

•                  the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business strategy, including the success of our strategic investments;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and production projects and ongoing employee relations;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the three and six months ended June 30, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com